EXHIBIT 3.3

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RACKABLE SYSTEMS, INC.

Pursuant to the General Corporation Law

of the State of Delaware

Thomas K. Barton hereby certifies that:

1. He is the duly elected and acting President and Chief Executive Officer of Rackable Systems, Inc. (the “Corporation”).

2. The name under which the Corporation was incorporated was “Rackable Corporation,” and its original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 12, 2002.

3. Section (A) of Article IV. of the Corporation’s Certificate of Incorporation is amended to read in its entirety as follows:

“A. AUTHORIZED SHARES

The total number of shares of capital stock which the Corporation has authority to issue is 100,000,000 shares, consisting of:

1A. 25,000,000 shares of Series A Senior Convertible Participating Senior Preferred Stock, $.001 par value per share (the “Series A Preferred Stock”); and

1B. 25,000,000 shares of Series B Senior Redeemable Preferred Stock, $.001 par value per share (the “Series B Preferred Stock”); and

1C. 50,000,000 shares of common stock, $.001 par value per share (the “Common Stock”). Upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation, every three (3) shares of Common Stock outstanding shall be combined into two (2) shares of Common Stock; provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share.

The shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock shall have the rights, preferences, and limitations set forth below. Capitalized terms used but not otherwise defined herein are defined in Part F of this ARTICLE IV.

4. The amendments to the Corporation’s Amended and Restated Certificate of Incorporation as set forth above were duly adopted by the Board of Directors of the Corporation, and approved by the Stockholders in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, RACKABLE SYSTEMS, INC. has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer in Milpitas, California, this April 27, 2005.

RACKABLE SYSTEMS, INC.

By:	/s/ Thomas K. Barton
Thomas K. Barton
President and Chief Executive Officer

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